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                          August 4, 2021

       Punit Dhillon
       Chief Executive Officer
       Skye Bioscience, Inc.
       5910 Pacific Center Boulevard, Suite 320
       San Diego, CA 92121

                                                        Re: Skye Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 29, 2021
                                                            File No. 333-258243

       Dear Mr. Dhillon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark C. Lee, Esq.